UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934

Moxian, Inc.

(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 624697306
(CUSIP Number) Joyful Corporation Limited Room 2807, 28/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong/+85227238638

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Chow Chun Yin, Room E, Block 1, Tropicana Gardens, 1110 Lung Cheung Road, Wong Tai Sin, Kowloon, Hong Kong/+85268108610

September 30, 2019

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1€, 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 624697306	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOYFUL CORPORATION LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION SAMOA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.352% Percentage of class owned by Reporting Person on each share acquisition date: September 30, 2019 – 12.352%
14	TYPE OF REPORTING PERSON Entity

CUSIP No. 624697306	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.0001 par value per share (the “Common Stock”) of Moxian, Inc. (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive office is located at Block A, 9/F, Union Plaza, 5022 Binjiang Avenue, Futian District Shenzhen City, Guangdong Province, China.

Item 2. Identity and Background.

(a) The name of the person filing this statement is Joyful Corporation Limited, hereinafter referred to as the “Reporting Person.”

(b) The address of the Reporting Person is Room 2807, 28/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(c) The Reporting Person is a holding company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is incorporated in Samoa.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the shares was funds of the owner of Joyful Corporation Limited.

Item 4. Purpose of Transaction.

The Reporting Person acquired and currently beneficially owns 2,000,000 shares of the Issuer’s Common Stock as of the date hereof. This ownership is the result of a purchase on September 30, 2019 for $2,500,000. The purpose of the transaction is as an investment.

CUSIP No. 624697306	13D	Page 4 of 5 Pages

The Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a),(b) As of the date hereof, the Reporting Person beneficially owns a total of 2,000,000 shares of the Issuer’s Common Stock which represents approximately 12.352% of the Issuer’s outstanding Common Stock.

(c) Except as described in Items 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

CUSIP No. 624697306	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 8, 2020

JOYFUL CORPORATION LIMITED

By:	/s/ Chow Chun Yin
Name:	Chow Chun Yin
Title:	Director